10 May 2023

Dear SEC,

Pursuant to 17 CFR 240.15Fb2-3, Natixis SA ("Natixis") hereby provides notice to the Securities and Exchange Commission (“Commission”) of its amended Form SBSE-A through Form SBSE-A/A.

Natixis is a conditionally registered security-based swap dealer.

Natixis has updated the following:

- Applicant data Page 1 – I. Chief Compliance Officer designated
- Applicant data Page 3 – 18. Number of Principals that are individuals
- Schedule A of Form SBSE-A – Principals that are individuals (deleting 7 individuals / adding 8 individuals)
- Schedule B Section II - Item 14 Record: 1 – Business Address

Sincerely,

Natixis SA